Exhibit 21.1

Subsidiaries of Select Energy Services, Inc.

Entity	State of Formation
SES Holdings, LLC	Delaware
Select Energy Services, LLC	Delaware
Peak Oilfield Services, LLC	Texas
Affirm Oilfield Services, LLC	Texas
Rockwater Energy Solutions, LLC	Delaware
Benchmark Energy Products, LLC	Texas
Reef Services, LLC	Delaware
Rockwater West TX, LLC	Delaware
Crescent Companies, LLC	Oklahoma